[redacted]

SI 08032092 MISSION
Washington, D.C. 20549

SEC Mail Processing Section
JUN 30 2008
Washington, DC
105

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JUN 30 2008
505

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triago X, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
(No. and Street)

New York,	NY	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Blanchet (212)593-4994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 14 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jean Marc Cuvilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triago X, Inc., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

ALAN R. SANDLER
Notary Public, State of New York
No. 4753339
Qualified in New York County
Commission Expires September 30, 2009

Notary Public

Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure
[x] (p) Statement of Cash Flows

CORNICK, GARBER & SANDLER, LLP

Certified Public Accountants

TRIAGO X, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

MARCH 31, 2008

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

Independent Auditors' Report

Triago X, Inc.
New York, New York

We have audited the accompanying balance sheet of Triago X, Inc. (A DEVELOPMENT STAGE ENTERPRISE) as at March 31, 2008 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended and for the period from inception on October 19, 2006 to March 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triago X, Inc. as at March 31, 2008 and the results of its operations and its cash flows for the periods referred to above in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber + Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 26, 2008

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

TRIAGO X, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

BALANCE SHEET

AS AT MARCH 31, 2008

Current assets:		
Cash	$	68,365
Accounts receivable		4,862
Prepaid expenses		19,229
Due from related party		379
Total current assets		92,835
Property and equipment (net of $2,619 accumulated depreciation)		6,918
TOTAL	$	99,753
Current liabilities:		
Accounts payable and accrued expenses	$	39,808
Due to affiliates		150
Total current liabilities		39,958

SHAREHOLDERS' EQUITY

Common stock - no par value, authorized 1,000 shares, issued 10 shares at stated value		100
Additional paid-in capital		532,000
Accumulated deficit during development stage		(472,305)
Total shareholders' equity		59,795
TOTAL	$	99,753

The notes to financial statements are made a part hereof.

TRIAGO X, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENTS OF OPERATIONS

	Year Ended March 31, 2008	From Inception on October 19, 2006 to March 31, 2008
Operating expenses:		
Salaries	$ 166,350	$ 189,863
Rent and real estate taxes	74,766	105,900
Payroll taxes and employee benefits	23,640	26,315
Travel, meals and entertainment	23,605	23,747
Business development	3,243	3,243
Utilities and office maintenance	2,886	4,017
Office supplies and expense	13,517	16,992
Professional fees	25,031	25,031
Administative fees	59,076	59,694
Insurance	15,499	15,845
Start-up and organization costs	86	26,228
Depreciation	1,952	2,619
Miscellaneous expenses	3,864	7,811
	413,515	507,305
Loss before "FINRA" consolidated payment	(413,515)	(507,305)
"FINRA" consolidation payment	35,000	35,000
NET LOSS	$ (378,515)	$ (472,305)

The notes to financial statements are made a part hereof.

TRIAGO X, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Shareholders' Units		Additional Paid-in Capital		
	Number	Amount	Contributions	(Deficit)	Total Shareholders' Equity
Shareholders' equity - balance at October 19, 2006					$ --
Issuance of common stock	10	$ 100	$ 125,000		125,100
Net (loss)				$ (93,790)	(93,790)
Shareholders' equity - March 31, 2007	10	100	125,000	(93,790)	31,310
Additional paid-in capital from shareholders			407,000		407,000
Net (loss) for the year ended March 31, 2008				(378,515)	(378,515)
Shareholders' equity - March 31, 2008	10	$ 100	$ 532,000	$ (472,305)	$ 59,795

The notes to financial statements are made a part hereof.

TRIAGO X, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENTS OF CASH FLOWS

	Year Ended March 31, 2008	From Inception on October 19, 2006 to March 31, 2008
INCREASE (DECREASE) IN CASH		
Cash flows from operating activities:		
Net loss	$ (378,515)	$ (472,305)
Adjustments to reconcile results of operations to net cash effect of operating activities:		
Depreciation	1,952	2,619
Net change in asset and liability accounts:		
Prepaid expenses	(19,229)	(19,229)
Due from affiliates	(4,483)	(4,862)
Due from related party	(379)	(379)
Accounts payable	36,165	39,808
Due to affiliates	150	150
Net adjustments	14,176	18,107
Net cash used for operating activities	(364,339)	(454,198)
Cash flows from investing activities:		
Purchases of property, furniture and equipment		(9,537)
Cash flows from financing activities:		
Additional paid-in capital	407,000	532,000
Issuance of common stock		100
Net cash provided by financing activities	407,000	532,100
NET INCREASE IN CASH	42,661	68,365
Cash - beginning of period	25,704	
CASH - MARCH 31	$ 68,365	$ 68,365

The notes to financial statements are made a part hereof.

TRIAGO X, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Organization and Business

Triago X, Inc. (the Company), whose sole shareholder is Triago X, SA (a French Company), is a corporation registered with the Securities and Exchange Commission ("SEC") as a broker-dealer of securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated under the laws of the state of Delaware on October 19, 2006 for the private placement of securities. The Company was formed to provide assistance to clients in managing their positions in the secondary markets and to provide certain strategic investment services. The Company is not expected to carry or to clear transactions and/or carry customer accounts. The Company is licensed by FINRA as a broker dealer. As such, it registered to do business in the state of New York and in various other states. Through March 31, 2008, the Company has not generated any revenue from its intended operations and its operations to date have been funded from capital contributions by its sole stockholder who has agreed to continue to fund operations through April 30, 2009.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2008, the Company had net capital of approximately $28,000, which was approximately $23,000 in excess of the net required minimum capital of $5,000. Under certain circumstances, withdrawals of capital may be restricted.

Depreciation

Depreciation of property and equipment is computed on a straight-line basis.

(Continued)

TRIAGO X, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO FINANCIAL STATEMENTS

NOTE B - Property and Equipment

Property and equipment at March 31, 2008 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$ 2,249	7
Office equipment	1,934	5
Computer equipment	3,104	5
Leasehold improvements	2,250	3
Total	9,537	
Less accumulated depreciation	2,619	
Net	$ 6,918	

NOTE C - Commitments

Lease

The Company's office facilities are subleased from Triago LLC, a related company. The annual fixed base rent is 40% of Triago LLC's annual fixed rent plus 40% of any increases or escalations that Triago, LLC must pay. The annual fixed rent of the Master Lease that Triago LLC holds is $185,402 per year through November 30, 2009. Rent expense aggregated $72,437 for the year ended March 31, 2008. At March 31, 2008, minimum lease commitments before real estate taxes and building operating expenses escalations due under the lease are as follows.

Year ending March 31:	
2009	$ 74,161
2010	49,404
Total	$123,565

(Continued)

TRIAGO X, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO FINANCIAL STATEMENTS

NOTE D - Income Taxes

At March 31, 2008, the Company has available operating loss carryforwards for federal, state and local tax purposes of approximately $480,000, which begin to expire in 2024.

The Company has recorded a valuation allowance of approximately $223,000, equal to the deferred tax asset resulting primarily from its net operating loss and organization costs which are expensed for financial accounting purposes and amortized over five years upon commencement of operations for income tax purposes. The valuation allowance is due to the uncertainty of the Company being able to use this benefit to offset future taxable income. The Company will periodically evaluate the likelihood of realizing such asset and will adjust such amount accordingly.

NOTE E - Exemption from SEC Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 under subparagraph (K)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE F - Related Party Transactions

During the year ended March 31, 2008, $4,862 was charged to the parent company for reimbursement of costs incurred for the parent.

At March 31, 2008, the Company owes $150 to an affiliated company for expenses paid by them on the Company's behalf.

NOTE G - "FINRA" Consolidation Payment

The Company was subject to regulation by the National Association of Securities Dealers (NASD). On November 28, 2006, the NASD and NYE Group announced a plan to consolidate their members' regulation into a new organization, Financial Industry Regulation Authority (FINRA). As a result of this consolidation, in August 2007 all members of the NASD received a one time payment of $35,000 from FINRA.

(Continued)

TRIAGO X, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO FINANCIAL STATEMENTS

NOTE H - Merger/Reorganization

Triago LLC and the Company anticipate merging their operations effective June 30, 2008. The equity interests of both Triago LLC and the Company are controlled by the same party. This merger is pending regulatory approval by FINRA and is expected to qualify as a tax free reorganization under Sec. 368(a) (1) (A) of the Internal Revenue Code. Under the plan of reorganization, Triago LLC will merge into the Company (the surviving entity), the Company will subsequently be renamed Triago Americas, Inc. d/b/a Triago, all assets and liabilities of Triago LLC will be absorbed by the Company and Triago LLC will be dissolved and go out of existence.

NOTE I - Employee Benefit Plan

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation. For the year ended March 31, 2008, the Company made matching contributions to the plan of approximately $5,000.

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

SUPPLEMENTARY SCHEDULE

SCHEDULE 1

TRIAGO X, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT MARCH 31, 2008

Net Capital:		
Total shareholders' equity before nonallowable assets		$ 59,795
Less: Prepaid expenses	$ 19,229	
Accounts receivable	4,862	
Property and equipment	6,918	
Advances to related party	379	31,388
Net capital		28,407
Minimum net capital required		5,000
Excess net capital		$ 23,407
Capital Ratio:		
Aggregate indebtedness to net capital		1.41 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2008)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 32,157
Adjustments to record additional payables	3,750
Balance - March 31, 2008, as above	$ 28,407

CORNICK, GARBER & SANDLER, LLP

Certified Public Accountants

To the Members of
Triago X, Inc.
375 Park Avenue
New York, New York 10152

In planning and performing our audit of the financial statements and supplemental schedule of Triago X, Inc. (A DEVELOPMENT STAGE ENTERPRISE) (the Company) for the year ended March 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

To the Members of
Triago X, Inc.
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Cornick, Garber & Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 26, 2008

END